

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 2-5-07


07050095

April 5, 2007

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/5/2007

Re: General Motors Corporation
Incoming letter February 5, 2007

Dear Ms. Larin:

This is in response to your letters dated February 5, 2007 and April 3, 2007 concerning the shareholder proposal submitted to General Motors by Philip Koloski. We also have received letters on the proponent's behalf dated February 12, 2007, February 13, 2007, and April 3, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
APR 2 0 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing pursuant to paragraph (j) of Rule 14a-8 to omit the proposal received on December 28, 2006 from Philip Koloski (Exhibit A) from the General Motors Corporation proxy materials for the 2007 Annual Meeting of Stockholders. Under the proposal, stockholders would request a policy giving them an opportunity to vote on an advisory resolution ratifying the compensation of the Named Executive Officers as reported in the proxy statement. Mr. Rossi has instructed us to direct all communications regarding this proposal to John Chevedden.

General Motors intends to omit the proposal under Rule 14a-8 (f)(1), on the grounds that the proponent has not provided documentary support that sufficiently shows that he is eligible to submit a proposal.

Since the records of GM's transfer agent did not identify Mr. Koloski as a record owner, General Motors wrote Mr. Chevedden on January 8, 2007 (Exhibit B) to request evidence of his stock ownership (along with certain other proponents represented by Mr. Chevedden), quoting the section of Question 2 (subsection (2)(i) and (ii)) that describes how to prove eligibility and providing a copy of Rule 14a-8. On January 17, 2007, Mr. Chevedden inquired if GM had received evidence of Mr. Koloski's stock ownership (along other proponents'), and I responded that we had not (Exhibit C). On January 22, 2007, Mr. Koloski telephoned me to inquire about what evidence would be acceptable, and I directed him to my January 8 letter to Mr. Chevedden, which had been copied to him. Later that same day, Mr. Chevedden sent a document that is apparently a report of Mr. Koloski's account in GM's Savings-Stock Purchase Program (the "GM S-SPP") to my attention by fax (Exhibit D), followed by an e-mail asking if additional verification was needed; I responded on the morning of January 23 that we had received his fax of the previous day (Exhibit E). On the afternoon of January 23, I received an e-mail from Mr. Koloski purporting to authorize me as an Assistant Secretary of GM "to verify with Fidelity GM 401K Plan Administrator that I have held as of today no less than $2000 of General Motors stock continuously in my GM 401K Plan account since at least Oct. 1, 2005" (Exhibit F). I did not respond to this message or act on it in any other way.

The statement from Mr. Koloski's GM S-SPP account does not satisfy the requirement for evidence of stock ownership provided in Rule 14a-8(b)(2)(i), which permits a proponent to verify his stock ownership, if he is not a record owner, by submitting a written statement from the record holder of the securities stating that the stockholder has owned the securities continuously for one year as of the date the proposal was submitted. Staff Legal Bulletin No. 14 (July 13, 2001) clarified that monthly, quarterly, or other periodic investment statements do not sufficiently demonstrate continuous ownership of securities to evidence eligibility (Question (c)(2)). Instead, the Staff stated:

> A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal. [Italics in original]

Mr. Wright's account summary provided by Mr. Wright does not indicate how many shares he owned on December 28, 2006, the date on which he submitted his proposal. In addition, it does not demonstrate that his shares have been held continuously for the requisite period; it merely provides share totals and market value as of September 30, 2006 and December 31, 2005. The internet site from which Mr. Wright apparently printed this information is maintained for the GM Benefits and Services Center by Fidelity Investments, as shown at the bottom of the page. State Street Bank and Trust Company is the record owner of the GM stock held in the S-SPP, as disclosed in the plan documents. (Exhibit G)

In a number of no-action letters, the Staff has concluded that an account summary or brokerage statement is not satisfactory documentary evidence that the proponent satisfied the minimum ownership requirement for a one-year period as of the date that he submitted his proposal. See, e.g., Sky Financial Group (January 13, 2005 and December 20, 2004) (brokerage account statement); International Business Machines Company (January 11, 2005) (account statement from 401(k) plan); Sempra Energy (December 23 and 22, 2004) (account statement from 401(k) plan); Bank of America (February 25, 2004) (brokerage account statement); RTI International Metals, Inc. (January 13, 2004) (brokerage account statement). See also AT&T Corp. (December 23, 2004); Lucent Technologies (October 29, 2004). Similarly, the information about Mr. Koloski's stock ownership does not provide sufficient evidence that he continuously owned the minimum amount of GM stock as the date his proposal was submitted.

Subsection (b)(2)(i) of Rule 14a-8 makes it clear that it is the proponent's responsibility to obtain evidence of his stock ownership from the record holder and submit that to the corporation; the company is not required to contact the record holder and request verification. Similarly, subsection (f)(1) of the Rule sets out a process in which the company informs the proponent of any deficiency in his submission and the time frame for the proponent's response, providing a copy of Rule 14a-8 for information. There is no suggestion that the Rule requires an iterative process, in which the company is required to review a succession of submissions, identify deficiencies for each submission, and provide an opportunity for the proponent to cure those deficiencies. I provided the required information about Rule 14a-8's description of what evidence of stock ownership would be acceptable and confirmed to Mr. Chevedden when we received a fax referring to Mr. Koloski's stock, but in my response I did not comment on the adequacy of information. As a practical matter, because of the volume of stock proposals we handle (for example, we have received 19 proposals for the 2007 annual meeting, six of which name Mr. Chevedden as representative), I generally do not analyze responses to our notices of procedural or eligibility deficiencies as they are received but wait until all deadlines are past to review all correspondence relating to stockholders and determine if there are potential grounds for exclusion.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2007 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden
Philip Koloski

Exhibit A

Mr. G. Richard Wagoner, Jr.
Chairman
General Motors Corp. (GM)
300 Renaissance Center
Detroit, MI 48265
PH: 313-556-5000
FX: 313-667-3166
FX: 313-556-5108

Rule 14a-8 Proposal

Dear Mr. Wagoner,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



Philip Koloski
14180 Arden
Livonia MI 48154

12-27-06
Date

cc: Nancy E. Polis
Corporate Secretary
Anne Larin
PH: 313-665-4927
FX: 313-665-4979

[Rule 14a-8 Proposal, December 28, 2006]

3 – Shareholder Vote on Executive Pay

RESOLVED, that shareholders urge our board of directors to adopt a policy that company shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by our company's management, to ratify the compensation of the Named Executive Officers (NEOs) set forth in the proxy statement's Summary Compensation Table (SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation which sometimes appears to be insufficiently aligned with the creation of shareholder value. Media and government focus on back dating of stock options has increased investor concern. This proposed reform can help rebuild investor confidence.

The SEC has created a new rule, with record support from investors, requiring companies to disclose additional information about compensation and perquisites for top executives. In establishing the rule the SEC has made it clear that it is the role of market forces, not the SEC, to provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. See "Pay Without Performance" by Lucian Bebchuk and Jesse Fried.

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, the board should allow shareholders to express their opinion about senior executive compensation at our company by establishing an annual referendum process. The results of such a vote would provide the board and management with useful information about whether shareholders view the company's senior executive compensation, as reported each year, are in shareholders' best interests.

Shareholder Vote on Executive Pay

Yes on 3

Notes:
Philip Koloski, 14180 Arden, Livonia, MI 48154 sponsors this proposal.

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 8, 2006

BY FEDERAL EXPRESS
John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Dear Mr. Chevedden:

General Motors has received faxed letters submitting stockholder proposals for the 2007 Annual Meeting of Stockholders from you, the Ray T. Chevedden and Veronica G. Chevedden Family Trust, James M. and Jessica M. Dollinger, Donald and Ina Donahue, Lucy Kessler, Philip Koloski, John Lauve, Louis Lauve, Nick Rossi, and James Linardos. All the proponents named (other than you) have requested GM to direct all future communications regarding their respective proposals to you.

According to the records of GM's stock transfer agent, Lucy M. Kessler, Philip Koloski, Nick Rossi, and you are not record owners of any shares of GM voting stock. We have separately received evidence of your beneficial stock ownership from Fidelity. Please provide us with evidence that each of Ms. Kessler, Mr. Koloski, and Mr. Rossi owns and has owned, beneficially or of record, GM stock valued at least $2,000 for at least one year prior to the date of submission.

Subsections (2)(i) and (ii) of Question 2 in Rule 14a-8 (a copy of which is enclosed for your information) describe the types of evidence that would be acceptable:

> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>
> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year

eligibility period begins. If you have have filed one of those documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Paragraph (1) of the answer to Question 6 of the Rule explains that you must send a response to this notice within 14 days of receiving it. If within that time you do not provide the required evidence of stock ownership, GM will be permitted to exclude the related proposal.

We also received a cover letter from Barbara H. Reynolds naming you as her representative but did not receive any proposal with that letter. Since that letter did provide an address for Ms. Reynolds, I have not been able to inform her.

In the future, I'll correspond with you by e-mail, but since I am required to provide a hard copy of Rule 14a-8 to you, I preferred to send a hard copy of this letter as well.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

cc: Ray T. Chevedden
James M. and Jessica M. Dollinger
Donald and Ina Donahue
Lucy Kessler
Philip Koloski
John Lauve
Louis Lauve
Nick Rossi
James Linardos

RECEIVED

JAN 2 3 2007

OFFICE OF SECRETARY
DETROIT

To: A. Larin
S. Colby

Exhibit C



GENERAL MOTORS

Savings-Stock Purchase Program

October 1, 2005 - December 31, 2005

ENV#MG019843
MG 25001 R

PHILIP A KOLOSKI
14180 ARDEN ST
LIVONIA, MI 48154-4207

GM Benefits and Services Center: 1-800-489-4646
S-SPP Websites: www.gmbenefits.com & @ work: Socrates
Representatives are available between 8:30 AM and 12:00 Midnight Eastern Time any business day.

Account Activity This Period

Beginning Market Value	**$164,500.81**
Dividends	2,657.56
Trans./Dividend Payout	-2,657.56
Investment Gain/Loss	-59,715.40
Ending Market Value	**$104,785.41**

Additional Information

♦ Vested Balance	$104,785.41

Your Personal Rate of Return

This Period	-34.3%
Calendar Year to Date	-47.9%

Your Personal Rate of Return is calculated with a time-weighted formula, widely used by financial analysts to calculate investment earnings. It reflects the results of your investment selections as well as any activity in the plan account(s) shown. There are other Personal Rate of Return formulas used that may yield different results. Remember that past performance is no guarantee of future results.

Your Asset Allocation



Stocks 100%

Your account is currently allocated among the asset classes specified above. Percentages and totals may not be exact due to rounding.

Market Value of Your Account

Displayed in this section is the value of your account for the statement period, in both shares/units and dollars.

Investment	Shares/Units on 09/30/2005	Shares/Units on 12/31/2005	Price on 09/30/2005	Price on 12/31/2005	Market Value on 09/30/2005	Market Value on 12/31/2005
Stock Investments					**$164,500.81**	**$104,785.41**
Company Stock						
GM Common Stock	2,200.389	2,200.389	$74.75	$47.62	164,500.81	104,785.41
Account Total					**$164,500.81**	**$104,785.41**

Please read this statement carefully. Any error must be reported to Fidelity Investments within 90 days.

19843 MG019843 0001 200601
GM Benefits and Services Center, P.O. Bc

Post-it® Fax Note 7671

Date 1-22-07	# of pages ▸
To Anna Larin	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 313-665-4979	Fax #


GM

GENERAL MOTORS

Savings-Stock Purchase Program

January 1, 2006 - January 12, 2007

ENV#MG000317
MG 25001 R

PHILIP A KOLOSKI
14180 ARDEN ST
LIVONIA, MI 48154-4207

GM Benefits and Services Center: 1-800-489-4646
S-SPP Websites: www.gmbenefits.com & @ work: Socrates
Representatives are available between 8:30 AM and 12:00 Midnight Eastern Time any business day.

Account Activity This Period

Beginning Market Value	$104,785.41
Dividends	5,333.62
Trans./Dividend Payout	-5,333.62
Investment Gain/Loss	60,499.69
Ending Market Value	$165,285.10

Additional Information

♦ Vested Balance	$165,285.10

Your Personal Rate of Return

This Period	63.7%
Calendar Year to Date	0.1%

Your Personal Rate of Return is calculated with a time-weighted formula, widely used by financial analysts to calculate investment earnings. It reflects the results of your investment selections as well as any activity in the plan account(s) shown. There are other Personal Rate of Return formulas used that may yield different results. Remember that past performance is no guarantee of future results.

Your Asset Allocation



Stocks 100%

Your account is currently allocated among the asset classes specified above. Percentages and totals may not be exact due to rounding.

Market Value of Your Account

Displayed in this section is the value of your account for the statement period, in both shares/units and dollars.

Investment	Shares/Units on 12/31/2005	Shares/Units on 01/12/2007	Price on 12/31/2005	Price on 01/12/2007	Market Value on 12/31/2005	Market Value on 01/12/2007
Stock Investments					$104,785.41	$165,285.10
Company Stock						
GM Common Stock	2,200.389	2,200.389	$47.62	$75.11	104,785.41	165,285.10
Account Total					$104,785.41	$165,285.10

Please read this statement carefully. Any error must be reported to Fidelity Investments within 90 days.



J <olmsted7p@earthlink.net>
01/22/2007 09:59 PM

To <anne.t.larin@gm.com>
cc
bcc
Subject Re: (GM) stock ownership


History: This message has been replied to.

Dear Ms. Larin,
I faxed verification of Mr. Philip Koloksi's stock ownership. Please advise as soon as possible on January 23, 2007 whether additional verification or other qualifying material is needed is needed.
Sincerely,
John Chevedden



Anne T. Larin/US/GM/GMC
01/23/2007 08:58 AM



To J <olmsted7p@earthlink.net>
cc
bcc
Subject Re: (GM) stock ownership

Dear Mr. Chevedden:

We have received your fax regarding Mr. Koloski's stock ownership. This confirms that GM has received responses regarding stock ownership of Lucy Kessler, Philip Koloski, Nick Rossi, and you.

Anne T. Larin
GM Legal Staff
Phone: 313-665-4927
Fax: 313-665-4979
J <olmsted7p@earthlink.net>



J <olmsted7p@earthlink.net>
01/22/2007 09:59 PM

To <anne.t.larin@gm.com>
cc
Subject Re: (GM) stock ownership

Dear Ms. Larin,
I faxed verification of Mr. Philip Koloksi's stock ownership. Please advise as soon as possible on January 23, 2007 whether additional verification or other qualifying material is needed is needed.
Sincerely,
John Chevedden



J <olmsted7p@earthlink.net>
01/23/2007 10:17 AM

To <anne.t.larin@gm.com>
cc
bcc
Subject (GM) stock ownership

Dear Ms. Larin, Is there any additional information that the company needs to qualify the rule 14a-8 proposals by Philip Koloski and Lucy Kessler as far as proof of stock ownership.
Thank you.
John Chevedden

Exhibit G



Phily089@aol.com
01/23/2007 01:43 PM

To anne.t.larin@gm.com
cc
bcc
Subject (no subject)

Dear Ms. Larin

This is to authorize you as the General Motors Assistant Corporate Secretary (313-665-4927) to verfy with Fidelity GM 401K Plan Administrator that I have held as of today no less than $2000 of General Motors stock continuously in my GM 401K Plan account since at least Oct 1, 2005
Sincerely
Philip Koloski
01/23/2005
734-266-2226

From: CFLETTERS
Sent: Thursday, April 05, 2007 8:42 AM
To:
Cc:
Subject: FW: # 3 General Motors Corp. (GM) Shareholder Position on Company No-Action Request (Philip Koloski)

-----Original Message-----
From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, April 04, 2007 1:51 AM
To: CFLETTERS
Cc: Anne Larin
Subject: # 3 General Motors Corp. (GM) Shareholder Position on Company No-Action Request (Philip Koloski)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

April 3, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

General Motors Corp. (GM)
3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Vote on Executive Pay Philip Koloski

Ladies and Gentlemen:

This follows the February 13, 2006 response to the company February 5, 2006 no action request, supplanted April 3, 2007.

The company does not disclose whether it has already contacted Fidelity during the last two months based on the Tue, 23 Jan 2007 13:43:28 EST authorization that Mr. Koloski gave. Thus the company could have already verified with Fidelity that Mr. Koloski meets the ownership requirement and then withheld this information from the Staff and from the proponent. For the company to check with Fidelity would be the no-brainer, slam-dunk way to exclude the proposal, if Mr. Koloski in fact did not meet the ownership requirement.

The company has a special business relationship with Fidelity. This special business relationship removes some of the usual accountability that Fidelity has to the stockholder/proponent and makes Fidelity perceive the company as the customer rather than the person who owns the stock. This is a special business relationship that the company has set up. The company does not claim that Mr. Koloski is entitled to select the broker of his choice under this company stock-ownership plan.

At this late date the company cites the General Motors (March 6, 2005).
According to the file in General Motors (March 6, 2005) the company claimed that in this case the proponent's evidence of ownership applied to only a single day.

From the evidence submitted by the company in its no action request, Mr.
Koloski clearly owned the exact same number of shares down to the third decimal place on
9/30/2005
12/31/2005
1/12/2007
2,200.389 shares. In the two months since the company first submitted its no action

request the company does not explain how the proponent could possibly sell approximately 98% of his stock at some point and then still own the same number of shares down to the third decimal place after 15-months. The letterhead on the two statements read, 'General Motors Saving-Stock purchase Program.' These statements were supplied by the broker hired by General Motors. The proponent did not hire the broker. Thus the proponent owned more than $2000 of company stock for more than one-year based on the evidence the company submitted in its no action request.

Under such a 'General Motors Saving-Stock Purchase Program,' influenced and controlled to a degree by the company, the shareholder does not have the same power to obtain a broker letter compared to holding an individual brokerage account. Apparently the company seeks to take advantage of this when it is clear from the record, that the company itself has a certain responsibility for, that the proponent continuously owned more than 50-times the value of stock required for a rule 14a-8 proposal.

Additionally Mr. Koloski authorized the company to check the stock ownership records, which the company has a certain responsibility for, in order to redundantly verify the continuous ownership of $2000 of stock:

From: <Philyo89@aol.com>
Date: Tue, 23 Jan 2007 13:43:28 EST
To: <anne.t.larin@gm.com>
Subject: (no subject)

Dear Ms. Larin

This is to authorize you as the General Motors Assistant Corporate Secretary (313-665-4927) to verify with Fidelity GM 401K Plan Administrator that I have held as of today no less than $2000 of General Motors stock continuously in my GM 401K Plan account since at least Oct 1, 2005 Sincerely Philip Koloski
01/23/2005
734-266-2226

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Philip Koloski
Anne Larin <anne.t.larin@gm.com>

To:
Subject: RE: General Motors Corp. (GM) Shareholder Position on Company No-Action Request (Philip Koloski)

-----Original Message-----
From: CFLETTERS
Sent: Tuesday, February 13, 2007 11:04 AM

Subject: FW: General Motors Corp. (GM) Shareholder Position on Company No-Action Request (Philip Koloski)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, February 13, 2007 1:25 AM
To: CFLETTERS
Cc: Anne Larin
Subject: General Motors Corp. (GM) Shareholder Position on Company No-Action Request (Philip Koloski)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 12, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

General Motors Corp. (GM)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Vote on Executive Pay Philip Koloski

Ladies and Gentlemen:

This is an initial response to the company February 5, 2006 no action request.

Form the evidence submitted by the company in its no action request, Mr. Koloski clearly owned the exact same number of shares on 9/30/2005 and on 01/12/2007 2,200.389 shares exactly down to the third decimal. The letterhead on the two statements read, ³General Motors Saving-Stock purchase Program.² Thus Mr. Koloski owned more than $2000 of company stock for more than one year based on the evidence the company submitted in its no action request.

Under such a ³General Motors Saving-Stock Purchase Program,² influenced and controlled to a degree by the company, the shareholder does have the same power to obtain a broker letter compared to holding an individual brokerage account. Apparently the company seeks to take advantage of this when it is clear from the record, that the company has a certain responsibility for, that Mr. Koloski continuously owned more than 50-times the value of stock required for a rule 14a-8 proposal.

Additionally Mr. Koloski authorized the company to check the stock ownership records, which the company has a certain responsibility for, in order to redundantly verify the continuous ownership of $2000 of stock:

From: <Phily089@aol.com>
Date: Tue, 23 Jan 2007 13:43:28 EST
To: <anne.t.larin@gm.com>
Subject: (no subject)

Dear Ms. Larin

This is to authorize you as the General Motors Assistant Corporate Secretary (313-665-4927) to verify with Fidelity GM 401K Plan Administrator that I have held as of today no less than $2000 of General Motors stock continuously in my GM 401K Plan account since at least Oct 1, 2005 Sincerely Philip Koloski
01/23/2005
734-266-2226

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Philip Koloski
Anne Larin <anne.t.larin@gm.com>

To:
Subject: RE: General Motors Corp. (GM) # 2 Shareholder Position on Company No-Action Request (Corrected) (Philip Koloski)

-----Original Message-----
From: CFLETTERS
Sent: Wednesday, February 14, 2007 9:42 AM

Subject: FW: General Motors Corp. (GM) # 2 Shareholder Position on Company No-Action Request (Corrected) (Philip Koloski)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, February 14, 2007 1:09 AM
To: CFLETTERS
Cc: Anne Larin
Subject: General Motors Corp. (GM) # 2 Shareholder Position on Company No-Action Request (Corrected) (Philip Koloski)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 13, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

General Motors Corp. (GM)
2 Shareholder Position on Company No-Action Request (Corrected) Rule 14a-8 Proposal:
Vote on Executive Pay Philip Koloski

Ladies and Gentlemen:

This is an initial response to the company February 5, 2006 no action request.

Form the evidence submitted by the company in its no action request, Mr. Koloski clearly owned the exact same number of shares on 9/30/2005 and on 01/12/2007 2,200.389 shares exactly down to the third decimal. The letterhead on the two statements read, ³General Motors Saving-Stock purchase Program.² Thus Mr. Koloski owned more than $2000 of company stock for more than one-year based on the evidence the company submitted in its no action request.

Under such a ³General Motors Saving-Stock Purchase Program,² influenced and controlled to a degree by the company, the shareholder does not [corrected] have the same power to obtain a broker letter compared to holding an individual brokerage account. Apparently the company seeks to take advantage of this when it is clear from the record, that the company has a certain responsibility for, that Mr. Koloski continuously owned more than 50-times the value of stock required for a rule 14a-8 proposal.

Additionally Mr. Koloski authorized the company to check the stock ownership records, which the company has a certain responsibility for, in order to redundantly verify the continuous ownership of $2000 of stock:

From: <Phily089@aol.com>
Date: Tue, 23 Jan 2007 13:43:28 EST
To: <anne.t.larin@gm.com>
Subject: (no subject)

Dear Ms. Larin

This is to authorize you as the General Motors Assistant Corporate Secretary (313-665-4927) to verify with Fidelity GM 401K Plan Administrator that I have held as of today no less than $2000 of General Motors stock continuously in my GM 401K Plan account since at least Oct 1, 2005 Sincerely Philip Koloski
01/23/2005
734-266-2226

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Philip Koloski
Anne Larin <anne.t.larin@gm.com>

From: CFLETTERS
Sent: Tuesday, April 03, 2007 5:17 PM
To:
Cc:
Subject: FW: Amendment to Request for No-Action Letter--General Motors Corporation
Attachments: koloski.pdf

From: anne.t.larin@gm.com [mailto:anne.t.larin@gm.com]
Sent: Tuesday, April 03, 2007 5:01 PM
To: CFLETTERS
Cc: J
Subject: Amendment to Request for No-Action Letter--General Motors Corporation

The attached letter from General Motors Corporation amends a no-action letter request for a proposal submitted by Philip Koloski.

Anne T. Larin
GM Legal Staff
Phone: 313-665-4927
Fax: 313-665-4979



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

April 3, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

I am writing to amend my letter of February 5, 2007 requesting a no-action letter with regard to a stockholder proposal submitted by Philip Koloski, who is represented by John Chevedden.

In the amended letter, attached as Exhibit A, I have corrected mistaken references to the proponent. (The letter refers to the Exhibits filed with the February 5 letter, which I am not refiling.) At the bottom of page 2, I have also added a citation to General Motors Corporation (March 6, 2005), which involved the same type of document to evidence stock ownership as submitted by the proponent in this situation.

Thank you for your attention to this matter.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: John Chevedden

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

Exhibit A



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

April 3, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing pursuant to paragraph (j) of Rule 14a-8 to omit the proposal received on December 28, 2006 from Philip Koloski (Exhibit A) from the General Motors Corporation proxy materials for the 2007 Annual Meeting of Stockholders. Under the proposal, stockholders would request a policy giving them an opportunity to vote on an advisory resolution ratifying the compensation of the Named Executive Officers as reported in the proxy statement. Mr. Koloski has instructed us to direct all communications regarding this proposal to John Chevedden.

General Motors intends to omit the proposal under Rule 14a-8 (f)(1), on the grounds that the proponent has not provided documentary support that sufficiently shows that he is eligible to submit a proposal.

Since the records of GM's transfer agent did not identify Mr. Koloski as a record owner, General Motors wrote Mr. Chevedden on January 8, 2007 (Exhibit B) to request evidence of his stock ownership (along with certain other proponents represented by Mr. Chevedden), quoting the section of Question 2 (subsection (2)(i) and (ii)) that describes how to prove eligibility and providing a copy of Rule 14a-8. On January 22, 2007, Mr. Koloski telephoned me to inquire about what evidence would be acceptable, and I directed him to my January 8 letter to Mr. Chevedden, a copy of which had been sent to him. Later that same day, Mr. Chevedden sent a document that is apparently a report of Mr. Koloski's accounts in GM's Savings-Stock Purchase Program (the "GM S-SPP") to my attention by fax (Exhibit C), followed by an e-mail asking if additional verification was needed (Exhibit D); I responded on the morning of January 23 that we had received his fax of the previous day (Exhibit E). Later in that same morning, Mr. Chevedden sent another e-mail asking if additional information was required (Exhibit F). On the afternoon of January 23, I received an e-mail from Mr. Koloski purporting to authorize me as an Assistant Secretary of GM "to verify with Fidelity GM 401K Plan Administrator that I have held as of today no less than $2000 of General Motors stock continuously in my GM 401K Plan account since at least Oct. 1, 2005" (Exhibit F). I did not respond to this message or act on it in any other way.

The statement from Mr. Koloski's GM S-SPP account does not satisfy the requirement for evidence of stock ownership provided in Rule 14a-8(b)(2)(i), which permits a proponent to verify his stock ownership, if he is not a record owner, by submitting a written statement from the record holder of the securities stating that the stockholder has owned the securities continuously for one year as of the date the proposal was submitted. Staff Legal Bulletin No. 14 (July 13, 2001) clarified that monthly, quarterly, or other periodic investment statements do not sufficiently demonstrate continuous ownership of securities to evidence eligibility (Question (c)(2)). Instead, the Staff stated:

> A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal. [Italics in original]

The account summary provided by Mr. Koloski does not indicate how many shares he owned on December 28, 2006, the date on which he submitted his proposal. In addition, it does not demonstrate that his shares have been held continuously for the requisite period; it merely provides share totals and market value as of September 30, 2006 and December 31, 2005. The internet site from which Mr. Koloski apparently printed this information is maintained for the GM Benefits and Services Center by Fidelity Investments, as shown at the bottom of the page. State Street Bank and Trust Company is the record owner of the GM stock held in the S-SPP, as disclosed in the plan documents. (Exhibit G)

In a number of no-action letters, the Staff has concluded that an account summary or brokerage statement is not satisfactory documentary evidence that the proponent satisfied the minimum ownership requirement for a one-year period as of the date that he submitted his proposal. See, e.g., Sky Financial Group (January 13, 2005 and December 20, 2004) (brokerage account statement); International Business Machines Company (January 11, 2005) (account statement from 401(k) plan); Sempra Energy (December 23 and 22, 2004) (account statement from 401(k) plan); Bank of America (February 25, 2004) (brokerage account statement); RTI International Metals, Inc. (January 13, 2004) (brokerage account statement).. See also AT&T Corp. (December 23, 2004); Lucent Technologies (October 29, 2004). Similarly, the information about Mr. Koloski's stock ownership does not provide sufficient evidence that he continuously owned the minimum amount of GM stock as the date his proposal was submitted.

In General Motors Corporation (March 6, 2005), the Staff concluded under very similar circumstances that a print-out of the summary of an employee's GM S-SSP account did not constitute documentary support that sufficiently evidenced that the proponent satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b).

Subsection (b)(2)(i) of Rule 14a-8 makes it clear that it is the proponent's responsibility to obtain evidence of his stock ownership from the record holder and submit that to the corporation; the company is not required to contact the record holder and request verification. Similarly, subsection (f)(1) of the Rule sets out a process in which the company informs the proponent of any deficiency in his submission and the time frame for the proponent's response, providing a copy of Rule 14a-8 for information. There is no suggestion that the Rule requires an iterative process, in which the company is required to review a succession of submissions, identify deficiencies for each submission, and provide an opportunity for the proponent to cure those deficiencies. I provided the required information about Rule 14a-8's description of what evidence of stock ownership would be acceptable and confirmed to Mr. Chevedden when we received a fax referring to Mr. Koloski's stock, but in my response I did not comment on the adequacy of information. As a practical matter, because of the volume of stock proposals we handle (for example, we have received 19 proposals for the 2007 annual meeting, six of which name Mr. Chevedden as representative), I generally do not analyze responses to our notices of procedural or eligibility deficiencies as they are received but wait until all deadlines are past to review all correspondence relating to stockholders and determine if there are potential grounds for exclusion.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2007 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures omitted

c: John Chevedden

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 5, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2007

The proposal requests that the board adopt a policy that shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if General Motors excludes the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Tamara M. Brightwell
Special Counsel

END